

March 1, 2011

<u>Via U.S. Mail</u>

Timothy J. Neher
President, Secretary, and Treasurer
Accelerated Acquisitions XIII, Inc.
c/o Accelerated Venture Partners
1840 Gateway Drive, Suite 200
Foster City, CA 94404

      RE: Accelerated Acquisitions XIII, Inc.
            Registration Statement on Form 10
            Filed July 30, 2010, as amended
            File No. 000-54058

Dear Mr. Neher:

      We have completed our review of your filing and do not have any further comments at this time.

               Sincerely,

               Larry Spirgel
               Assistant Director